AMENDMENT TO LICENSE AGREEMENT

BETWEEN:

MICHEL DEBLOIS TECHNOLOGIES INC., a body duly constituted under the « Canadian Business Corporations Act » , having its principal place of business at 1547, Chemin Royal, St-Laurent-de-l'île-d' Orleans, QC, G0A 3Z0

And;

COSTAL INC., a body duly constituted under the «Loi sur les Companie du Québec » , having its principal place of business at 3667, Chemin Royal, Ste-Famille I.O, QC, G0A 3P0

And;

REDAL INC., a body duly incorporated under the «Loi sur les Companie du Québec » , having its principal place of business at 991, De l'Émeraude, Saint-Jean-Chrysostome, QC, G6W 2Z5

And;

ANTICUS INTERNATIONAL CORPORATION, A body duly incorporated as per the laws of the state Nevada United States of America having an address at 2175 de la Montagne, in the city and district Montréal, province of Québec, H3G 1Z8

Whereas the Parties have on or about January 25th 2006 entered an agreement whereby, Redal would grant Anticus the worldwide exclusive license to a process known as Prolactis.

The Parties hereby agree that pursuant to section 20.7 of the License Agreement the following contract sections shall be revised by this written amendment to read as follows:

6.2   Anticus.is. to meet the following performance/criteria and demonstrate Redal and al it has done so in accordance to the following time schedule :

    A)   Considering the significant progress achieved in the negotiations with different suppliers in view of the conclusion of a long term supply agreement of lactose and/or fermentables sugar sufficient to feed twenty (20) 4 feet by 4 feet by 20 feet towers, the euivalent of six thousand (6000) liters per hour of a product containing no less than four percent of fermentescibles sugars, Michel Deblois Technologies Inc., Costal Inc., Redal Inc., Michel Deblois, Jacques Goulet and Lucien Pomerleau hereby waive the June 15th 2006 delay for the conclusion of said supply agreement. Anticus International Corporation hereby accepts waiver.

    All other conditions in the original agreement as amended are to remain the same including the performance conditions contained in sub paragraphs 6.2b), c) and d).

IN VIRTUE OF WHICH,   the parties have signed this amendment to the Licence Agreement in three (3) copies on June 15th 2006.

MD TECHNOLOGIES INC.
By:

/s/ Michel Deblois
Michel Deblois, President

COSTAL INC.
By :

/s/ Jacques Goulet
Jacques Goulet, President

REDAL INC.
By:

/s/ Lucien Pomerleau

Lucien Pomerleau, General Director

/s/ Michel Deblois
Michel Deblois

/s/ Jacques Goulet
Jacques Goulet

Lucien Pomerleau

ANTICUS INTERNATIONAL INC.
By :

/s/ Gilles Varin
Gilles Varin, President

Ori:3 de 3

AMENDMENT TO LICENSE AGREEMENT

BETWEEN:
MICHEL DEBLOIS TECHNOLOGIES INC., a body duly constituted under the « Canadian Business Corporations Act » , having its principal place of business at 1547, Chemin Royal, St-Laurent-de-l'île-d' Orleans, QC, G0A 3Z0

And;
COSTAL INC., a body duly constituted under the «Loi sur les Companie du Québec » , having its principal place of business at 3667, Chemin Royal, Ste-Famille I.O, QC, G0A 3P0

And;
REDAL INC., a body duly incorporated under the «Loi sur les Companie du Québec » , having its principal place of business at 991, De l'Émeraude, Saint-Jean-Chrysostome, QC, G6W 2Z5

And;
ANTICUS INTERNATIONAL CORPORATION, A body duly incorporated as per the laws of the state Nevada United States of America having an address at 2175 de la Montagne, in the city and district Montréal, province of Québec, H3G 1Z8

Whereas the Parties have on or about January 25th 2006 entered an agreement whereby, Redal would granted Anticus the worldwide exclusive license to a process known as Prolactis.

Whereas the Parties wish to amend the said agreement inter alia, to recognize that all conditions to this date have been met and that the Effective Date of the agreement shall be April 20th ;

The Parties hereby agree that pursuant to section 20.7 of the License Agreement the following contract sections shall be revised by this written amendment to read as follows:

3.1 Anticus hereby undertakes to pay Deblois Goulet and Pomerleau in accordance with instructions to be provided, two million one hundred thousand shares (2,100,000). Anticus shall have a maximum of twenty million (20,000,000) free trading shares outstanding as at the date of issuance of the said shares.

8.1 Deblois, Goulet and Pomerleau recognize having received the said, two million one hundred thousand shares (2,100,000) as required by section 3.1 of this agreement. The date of issuance of the said shares shall become the 'EFFECTIVE DATE' of this agreement. Deblois, Goulet and Pomerleau declare themselves to be satisfied that Anticus has a maximum of twenty million (20,000,000) free trading shares outstanding as of the Effective Date of this agreement which the parties have determined to be April 20th 2006;

The agreement shall remain in force up until the latest of the following:

a)   The twenty fifth (25th) year following the 'Effective Date';

b)   The expiration of the Last Patent, but only in those countries where the Patents have been deposited and or registered, unless the said contract has been terminated earlier in accordance with the terms of the present agreement;

c)   Any and all Royalties will continue to apply to any agreement still in force;

8.2.1 (deleted)

IN VIRTUE OF WHICH, the parties have signed this amendment to the Licence Agreement in three (3) copies.

MD TECHNOLOGIES INC.
By:

/s/ Michel Deblois
_____
Michel Deblois, President

COSTAL INC.
By :

/s/ Jacques Goulet
_____
Jacques Goulet, President

REDAL INC.
By:

/s/ Lucien Pomerleau
_____

Lucien Pomerleau, General Director

 /s/ Michel Deblois
_____
Michel Deblois

/s/ Jacques Goulet
_____
Jacques Goulet

/s/ Lucien Pomerleau
_____
Lucien Pomerleau

ANTICUS INTERNATIONAL INC.
By :

/s/ Gilles Varin_____
Gilles Varin, President

CONTRAT DE LICENCE

INTERVENU À MONTRÉAL, LE <u>25</u> JANVIER 2006.

ENTRE :	**Michel Deblois TECHNOLOGIES INC.,** corps politique légalement constitué en vertu des lois du Canada, ayant sa place d'affaires au 1547, Chemin Royal St-Laurent-de-l'île-d' Orleans QC, G0A 3Z0 agissant et représentée aux présentes par l'entremise de Michel Deblois, son président, dûment autorisé aux termes d'une résolution datée du <u>24 Janvier 2006</u>, dont copie est jointe aux présentes. (Ci-après appelée « MD »
ET :	**COSTAL INC.**, corps politique légalement constitué en vertu des lois du Québec, ayant sa principale place d'affaires au 3667, Chemin Royal Ste-Famille I.O QC, G0A 3P0 agissant et représentée aux présentes par l'entremise de Jacques Goulet, son président, dûment autorisé aux termes d'une résolution datée du <u>24 Janvier 2006</u>, dont copie est jointe aux présentes. (Ci-après appelée « Costal »
ET :	**REDAL INC.,** corps politique légalement constitué en vertu des lois du Québec, ayant sa principale place d'affaires au 991, De l'Émeraude Saint-Jean-Chrysostome. province de Québec, QC, G6W 2Z5 agissant et représentée aux présentes par l'entremise de Lucien Pomerleau, son directeur général, dûment autorisé aux termes d'une résolution datée du <u>24 Janvier 2006</u>, dont copie est

	jointe aux présentes. (Ci-après appelée « Redal »

ET À LAQUELLE INTERVIENNENT :

	MICHEL DEBLOIS, ingénieur, domicilié et résidant au 535, Chemin Royal Ste-Famille I.O Qc, G0A 3Z0 (Ci-après appelé « Deblois »)
ET :	**JACQUES GOULET**, Ph. D., microbiologiste, domicilié et résidant au 3667, Chemin Royal Ste-Famille I.O QC, G0A 3P0 (Ci-après appelé « Goulet »)
ET :	**LUCIEN POMERLEAU**, agronome, domicilié et résidant au 991, De l'Émeraude Saint-Jean-Chrysostome. QC, G6W 2Z5 (Ci-après appelé « Pomerleau ») _____ (Ci-après appelés collectivement « Redal et al »

ET	**ANTICUS INTERNATIONAL CORPORATION**, Corps politique légalement constitué en vertu des lois du Nevada , ayant une adresse postale au 2175 de la Montagne, en les cité et district de Montréal, province de Québec, H3G 1Z8, agissant et représenté aux présentes par Gilles Varin , son président, dûment autorisé aux termes d'une résolution datée du <u>24 Janvier 2006</u>, dont copie est jointe aux présentes;

ATTENDU QUE Deblois et Goulet ont mis au point un procédé pour la bioconversion du lactose et autres sucres fermentescibles par un procédé, permettant la production d'une biomasse de levures de type Kluyveromyces marxianus (ci-après appelé le «Procédé»);

ATTENDU QUE Deblois et Goulet ont déposé une demande de brevet sous le numéro 121735, 5 et intitulé « Biofermentor for Treatment of Biologically Convertible Matter »;

ATTENDU QUE les droits de commercialisation du procédé ont été cédés à MD et Costal.;

ATTENDU QUE Redal a obtenu les droits exclusifs de commercialisation du Procédé de MD et de Costal;

ATTENDU QUE Redal a convenu avec les tiers identifiés à l'Annexe A, laquelle fait partie intégrante des présentes, des ententes non exclusives concernant la commercialisation du Procédé;

ATTENDU QU'Anticus , une compagnie dûment inscrite sur le OTCBB désire obtenir les droits d'utilisation du Procédé que pour les applications commerciales ci-haut mentionnées;

ATTENDU QUE le ou vers le 13 décembre 2005, les parties ont signé une lettre d'intention décrivant généralement les termes de référence définissant le cadre du présent contrat et que ceux-ci sont compris dans le présent contrat, étant toutefois entendu que le présent contrat remplace ladite lettre d'intention;

EN CONSÉQUENCE, LES PARTIES CONVIENNENT DE CE QUI SUIT : LE PRÉAMBULE FAISANT PARTIE DES PRÉSENTES :

1.   **Définitions**

        Dans le présent Contrat ainsi que dans tous les autres documents s'y rapportant ou y faisant référence, à moins que le contexte ne s'y oppose, les mots, termes ou expressions suivants signifient :

1.1   **« Affiliée »** désigne toute entreprise contrôlée par une autre Personne ou ayant le contrôle d'une autre Personne. Pour les fins des présentes et sans en limiter la portée, une Personne sera réputée en contrôler une autre si cette Personne en possède ou contrôle, directement ou indirectement plus de trente pour cent (30%) du capital-actions ou des parts, constitue également une « Affiliée », toute « Personne liée » à une autre Personne, au sens qu'à cette expression au paragraphe 251(2) de la *Loi de l'impôt sur le revenu (Canada)*;

1.2 **« Améliorations »** signifie toute amélioration, ajout ou modification aux Brevets, aux Produits et aux Procédés;

1.3 **« Année financière »** signifie tout exercice financier d'Anticus prenant fin le 30 juin de chaque année;

1.4 **« Brevets »** signifie l'invention décrite dans la demande de brevet déposée le ou vers le <u>10 Septembre 2002</u>, sous le numéro US 121735,5 et portant le titre « Biofermentor for Treatment of Biologically Convertible Matter » : ainsi que tout brevet, redélivrance, continuation ou division qui pourrait survenir à partir de ce brevet, lesquels seront ajoutés au présent Contrat et mise à jour lorsque requis, selon ce qui est prévu à l'article 11 des présentes;

1.5 **« Contrat »** désigne le présent document, incluant ses annexes;

1.6 N/A

1.7 **« Contrôle »** signifie la détention par une Personne, directement ou indirectement, d'un nombre d'Actions ou autres valeurs mobilières conférant plus de 50% des voix rattachées à ces actions ou valeurs mobilières ou lui permettant d'élire la majorité des administrateurs de la Personne morale ou entité concernée;

1.8 **« Date effective »** a le sens qui est conféré à cette expression au paragraphe 8.1;

1.9 **« Durée de la Licence »** signifie la période comprise entre la Date effective et la fin du présent Contrat tel que prévu au paragraphe 8.1;

1.10 **« Information confidentielle »** a le sens qui est conféré à cette expression à l'article 10;

1.11 **« Inventeurs »** signifie pour les fins des présentes Deblois et Goulet;

1.12 **« Juste valeur marchande »** signifie le montant qu'une Personne qui n'est pas obligée d'acheter paierait à une Personne qui n'est pas obligée de vendre lorsque ces Personnes traitent à distance;

1.13 **« Personne »** signifie notamment un particulier, une entreprise, une société par actions, une compagnie, une société de personnes, une association, un consortium, une fiducie, une municipalité, une ville, une coentreprise, une entité constituée en société, un gouvernement, un organisme, un bureau ou une commission du gouvernement ou de réglementation ou toute autre entité;

1.14 **« Procédé »** signifie tous les procédés de bioconversion du lactose et autres sucres fermentescibles permettant uniquement la production d'une biomasse de levures de type Kluyveromyces marxiamus. Sans restreindre la généralité de ce qui précède, le procédé inclut l'utilisation d'un bioréacteur contenant des cellules immobilisées de Kluyveromyces marxiamus, alimenté en continu avec un sous produit, produisant ainsi une biomasse de levures de type Kluyveromyces marxiamus avec une bonne valeur nutritionnelle;

1.15 « **Produits** » signifie toute usine, chaîne de procédé ou installation industrielle utilisant ou exploitant le Procédé avec les Brevets, en tout ou en partie et les levures ou biomasse produites;

1.16 « **Prototypes** » signifie tous les prototypes, maquettes ou modèles de l'invention décrite dans les Brevets;

1.17 « **Redevances** » a le sens qui est conféré à cette expression à l'article 3;

1.18 « **Services** » signifie tous les services relatifs aux Procédés ou Produits ou rendus à l'égard des Procédés et des Produits;

1.19 « **Sous-licenciés** » signifie toute Personne à laquelle Anticus aura accordé un droit de sous-licence sur les Brevets, Produits ou Procédés, en tout ou en partie, mais en excluant un acheteur de produit ou de service qu'Anticus vendra dans le cours normal de ses activités;

1.20 « **Taux préférentiel** » désigne le « taux de base des prêts aux entreprises » publié de temps à autre par la Banque du Canada;

1.21 « **Territoire** » désigne le monde entier;

1.22 « **Trimestre** » signifie une période complète de trois (3) mois, la date de début du calcul d'un trimestre commençant au 1er janvier 2006, sans tenir compte de la date de signature du présent Contrat, et ce afin d'harmoniser ledit Contrat avec les trimestres de Anticus;

1.23 « **Ventes Brutes** » signifie tous les revenus et contreparties reçus ou perçus par Anticus, ses Sous-licenciés et Affiliées, le cas échéant, et découlant de la vente, la location, du transfert ou de toute forme d'exploitation commerciale des Produits et des Procédés, ou découlant de tous Services rendus par Anticus, ses Sous-Licenciés et Affiliées, le cas échéant, déduction faite du montant de toutes taxes ainsi reçues ou perçues, qu'ils soient reçus en espèces ou qu'il s'agisse de toute autre forme de bénéfice, d'avantage ou de concession. Si ceux-ci sont reçus sous une autre forme que du comptant, les Ventes Brutes seront réputées l'équivalent en numéraire de la Juste valeur marchande du bénéfice, de l'avantage ou de la concession. Dans le cas où Anticus, un Sous-licencié ou un Affilié, le cas échéant, transige avec une Personne avec laquelle il ne traite pas à distance, les Ventes Brutes reliées à cette transaction seront réputées être les mêmes que les Ventes Brutes provenant d'une transaction similaire avec une Personne avec laquelle il traite à distance. En l'absence de telles transactions similaires, les

Ventes Brutes seront réputées être les Ventes Brutes provenant d'une transaction similaire entre cette Personne et un tiers avec lequel cette personne traite à distance. L'étalement des paiements de royautés devra faire l'objet d'une acceptation écrite de Redal et al;

2. **Licence**

2.1 NA

2.2 Par les présentes, Redal accordent à Anticus, ce à quoi Deblois, Goulet, MD Technologies, Costal et Pomerleau consentent, les droits suivants :

a) le droit exclusif d'utiliser, de distribuer, importer, vendre, louer ou autrement transférer ou exploiter commercialement le Procédé pour la production de Kluyveromyces marxiamus et ce, pour l'ensemble du territoire pendant la durée de la Licence,

b) Il est entendu qu'Anticus s'engage à respecter les ententes conclues à ce jour entre Redal et al et les tiers décrits à l'Annexe A, lesdites ententes ayant été dévoilées en totalité à Anticus par Redal et al; Anticus et al aura un droit de premier refus de tout projet commercial relatif au Procédé pour la production de Kluyveromyces marxianus quant aux dits tiers; Avdenant rejet de tout projet commercial par Anticus dans le cadre des présentes, Redal et al pourra y procéder sans compensation pour Anticus;

2.3 Anticus ne pourra céder, transférer, hypothéquer, donner en garantie, vendre ou autrement aliéner ou grever ses droits et obligations en vertu des présentes sans avoir obtenu l'accord écrit de Redal et al **,** qui ne pourra refuser sans motif raisonnable;

Nonobstant ce qui précède, Anticus pourra céder, transférer, hypothéquer, donner en garantie, vendre ou autrement aliéner ou grever ses droits en vertu des présentes à une Affiliée ou à une Filiale sur laquelle Anticus exerce le Contrôle, tel que défini au présent Contrat, sans nécessité d'autorisation écrite de Redal et al, simplement en donnant avis écrit de telle transaction;

2.4 Anticus n'aura pas le droit d'octroyer de sous-licence sans avoir obtenu l'accord préalable écrit exprès de Redal et al qui ne pourra refuser sans motif raisonnable;

Nonobstant ce qui précède Anticus pourra octroyer une sous-licence à une Affiliée ou à une Filiale sur laquelle Anticus exerce le Contrôle, tel que défini au présent Contrat, sans nécessite d'autorisation écrite de Redal et al, simplement en donnant avis écrit de telle transaction;

2.5 Advenant l'octroi d'une telle sous-licence ou une autre situation décrite aux.2 sections 2.3 et 2.4, Anticus s'engage à garantir le respect par tout sous-licencié , cessionnaire ou autre détenteur de droits, de toutes les obligations prévues dans le présent Contrat et à les faire intervenir et à leur faire reconnaître les droits de Redal et al;

2.6 N/A

2.7 N/A

2.8 N/A

2.9 N/A

2.10 Anticus reconnaît les droits de propriété et de jouissance de Deblois, Goulet, Pomerleau, MD, Costal et Redal dans les Brevets et renonce à les contester, et s'engage à n'accomplir ou ne faire accomplir aucun acte susceptible de porter atteinte aux droits de Deblois, Goulet, Pomerleau, MD, Costal et Redal dans ceux-ci. Il est entendu qu'Anticus n'obtiendra ni ne réclamera aucun droit de propriété ou de jouissance sur les Brevets autre que celui accordé aux présentes;

2.11 Rien dans la présente entente ne doit être interprété comme conférant à Anticus quelques droits, titres ou intérêts que ce soit dans et sur les Brevets autres que les droits expressément prévus par la clause 2.2 et tout usage par Anticus des Brevets autre que celui expressément prévu par la clause 2.2 sera réputé fait en violation des droits de Redal et al, et le cas échéant, une contrefaçon des Brevets. Anticus s'engage à ne faire aucune déclaration, directe ou indirecte, à l'effet que Anticus est propriétaire des Brevets et qu'elle détient ou pourrait détenir quelque droit que ce soit, sur les Brevets, autre que la licence prévue à 2.2

3. CONTREPARTIE

3.1 En contrepartie de la Licence, Anticus s'engage à verser à Deblois, Goulet et Pomerleau selon les instructions à être fournies:

- deux million cent mille (2,100,000) actions ordinaires de son capital-actions, représentant dix pour cent (10%) de son capital-actions à être émis et ce, à l'intérieur de 15 jours , à la signature du présent contrat, en conformité avec les lois et règlements applicables en vertu du SEC;

3.2 De plus, en contrepartie de la Licence, Anticus s'engage à verser à Redal et al, selon les instructions à être fournies, des redevances équivalent à quatre pour cent (4%) de toutes les Ventes Brutes d'Anticus, de ses Sous-licenciés et Affiliées,ainsi que de toute tierce partie à laquelle Anticus aurait alloué des droits sous quelque forme que ce soit, le cas échéant (les « Redevances »)

3.3   Il est entendu entre les parties que Redal et al aura un droit exclusif sur la fourniture de biens et services provenant de la vente ou l'implantation de bioréacteurs conformément aux dispositions des présentes; La fourniture de biens et services provenant de la vente ou l'implantation de bioréacteurs conformément aux dispositions des présentes devra se faire à la juste valeur marchande desdits biens et services, ladite valeur marchande ayant été établie par écrit entre les parties et devant être révisée et faire l'objet d'une entente écrite entre les parties, préalablement à toute fourniture de biens et services, en fonction de la fluctuation du prix des matériaux et de la main d'œuvre

Redal et al ne pourra céder, transférer, hypothéquer, donner en garantie, vendre ou autrement aliéner ou grever ses droits exclusifs de fourniture de biens et services provenant de la vente ou l'implantation de bioréacteurs et ses obligations en vertu des présentes sans avoir obtenu l'accord écrit de Anticus, qui ne pourra refuser sans motif raisonnable;

Nonobstant ce qui précède, Redal et al pourra céder, transférer, hypothéquer, donner en garantie, vendre ou autrement aliéner ou grever ses droits en vertu des présentes à une Affiliée ou à une Filiale sur laquelle Redal et al exerce le Contrôle, tel que défini au présent Contrat, sans nécessité d'autorisation écrite de Anticus, en donnant avis écrit de telle transaction;

Advenant une telle cession en vertu des deux (2) paragraphes précédents, Redal et al s'engage à garantir le respect par tout cessionnaire ou détenteur de droits, de toutes les obligations prévues dans le présent Contrat;

4.   **PAIEMENT, RAPPORTS ET REGISTRES**

4.1   Le quarante-cinquième(45^e) jour suivant la fin de chaque Trimestre d'Anticus, celle-ci versera à Redal et al les Redevances dues pour les Ventes Brutes reçues au cours du Trimestre précédent et fournira à Redal et al un rapport écrit complet indiquant le total des Produits et des Procédés, des Services rendus ou exploités, des Ventes Brutes reçues, ainsi que la date, le prix, la nature et la devise correspondant à chacune des Ventes Brutes effectuées durant le Trimestre en question. Si aucune Vente Brute n'est reçue au cours d'un Trimestre donné, un rapport écrit devra tout de même être fourni à Redal et al à la date prévue pour le confirmer.   Au plus tard quatre-vingt-dix (90) jours après la fin de l'Année financière d'Anticus, Anticus produira un rapport écrit indiquant le nombre de Produits vendus, les sites d'exploitation des Procédés, le détail des Services rendus et le détail des Sous-licences octroyées, le cas échéant, dans chaque pays du Territoire au cours de l'année précédente ainsi que le montant des Ventes Brutes correspondantes. Ce rapport annuel devra avoir été certifié être conforme à la réalité par les vérificateurs d'Anticus;

4.2 Dans l'éventualité où Anticus était en défaut d'effectuer l'un quelconque des paiements prévus au présent Contrat à échéance, pour quelque raison que ce soit, un intérêt composé au Taux préférentiel en vigueur au moment du calcul de l'intérêt sera imputé sur tout solde impayé à la fin de chaque mois;

4.3 Dans le but de faciliter le calcul des Redevances et les vérifications prévues aux présentes, Anticus s'engage à conserver et à prendre les moyens pour exiger de tout Sous-licencié, Affifiée ou ayant droit, le cas échéant, à conserver tous les fichiers, documents, livres, rapports, registres et données raisonnablement exigés par Redal et al dans le but de consigner les opérations relatives au présent Contrat, et s'engage à conserver et rendre ces documents disponibles à Redal et al pour une période de trois (3) ans suivant la fin du présent Contrat. Tous lesdits fichiers, documents, livres, rapports, registres et données d'Anticus devront être disponibles pour examen et copie, à toute heure raisonnable durant les heures d'affaires, pendant cette période, sujet à un préavis de deux (2) jours. De plus, Redal et al pourra nommer tout représentant de son choix pour examiner et prendre copie de tous et chacun des documents, fichiers, livres, rapports, registres et données tels qu'indiqués aux présentes, dans le but de s'assurer de la justesse du calcul des Redevances et autres sommes payées ou dues par Anticus à Redal et al. Cette vérification sera effectuée aux frais de Redal et al, à moins que des erreurs de plus de cinq pour cent (5%) entre les sommes versées et les sommes dues ne soient démontrées à la suite de telle vérification. Dans ce cas, Anticus devra assumer toutes les dépenses raisonnables encourues relativement à cette inspection et à cette vérification, en plus de l'intérêt prévu à l'article 4.2 Anticus s'engage à combler tout manque à gagner sur réception du rapport de vérification;

4.4 L'acceptation par Redal et al de tout rapport founi et de toute somme payée en vertu des présentes, n'enlève pas à Redal et al le privilège de les examiner et d'en discuter l'exactitude en tout temps. Dans l'éventualité où toute erreur dans lesdits rapports ou paiements était découverte suite aux vérifications prévues aux alinéas précédents ou autrement, Anticus s'engage à immédiatement corriger ladite erreur et à rembourser les sommes dues avec, le cas échéant, les intérêts dus tel que mentionné au paragraphe 4.2;

4.5 Le paiement des Redevances et autres sommes aux fins du présent Contrat devra être fait en monnaie ayant cours légal au Canada. Tout taux de change, le cas échéant, sera établi au jour du paiement;

5. N/A

6. MARKETING, EXPLOITATION ET PERFORMANCE

6.1 Anticus s'engage à déployer ses meilleurs efforts afin de commercialiser les Produits, les Procédés et les Services dans le Territoire par la mise sur pied d'un programme diligent d'exploitation commerciale et en poursuivant de façon continue et active des efforts de mise en marché des Produits, Procédés et Services pendant toute la durée du Contrat. Anticus fera, à tous semestres à compter de la date de signature du présent Contrat, un rapport à Redal et al de ses efforts et de son programme d'exploitation; Ledit rapport devra être produit dans les quatre-vingt-dix (90) jours suivant la fin du semestre;

6.2 De plus, Anticus s'engage à rencontrer les objectifs de performance suivants et à en démontrer l'atteinte à Redal et al au plus tard aux échéances stipulées ci-dessous :

a) la conclusion d'un contrat d'approvisionnement à long terme de lactose et/ou sucre fermentescibles devant correspondre au minimum à l'approvisionnement de vingt (20) bioréacteurs de dimensions globales de 4' pieds par 4' pieds par 20'pieds de haut, soit l'équivalent de 6,000 litres à l'heure d'un produit contenant quatre pour cent (4%) de sucres fermentescibles et ce, d'ici le 15 juin 2006;

b) la conclusion de la vente, incluant la réception d'un dépôt minimal de 30% à la transaction, de vingt (20) bioréacteurs, de dimensions globales de 4' pieds par 4' pieds par 20'pieds de haut, soit l'équivalent de 6,000 litres à l'heure d'un produit contenant quatre pour cent (4%) de sucres fermentescibles et ce, d'ici le 15 septembre 2006;

c) la conclusion de la vente, incluant la réception d'un dépôt minimal de 30%`à la transaction, de quatre-vingt (80) bioréacteurs, de dimensions globales de 4' pieds par 4' pieds par 20'pieds de haut, soit l'équivalent de 6,000 litres à l'heure d'un produit contenant quatre pour cent (4%) de sucres fermentescibles et ce, d'ici le 15 septembre 2007;

d) la conclusion de la vente, incluant la réception d'un dépôt de 30% à la transaction, et ce pour la période du 16 septembre 2007 et se terminant le 15 septembre 2017d'un minimum annuel de quatre-vingt (80) bioréacteurs de dimensions globales de 4' pieds par 4' pieds par 20'pieds de haut, soit l'équivalent de 6,000 litres à l'heure d'un produit contenant quatre pour cent (4%) de sucres fermentescibles;

6.3 N/A

6.4   Advenant qu'Anticus n'ait pas rencontré la condition de performance du paragraphe 6.2a) et démontré qu'elle l'a effectivement rencontrée à l'échéance stipulée, le présent contrat sera résilié si Anticus n'a pas remédié à son défaut dans les quinze (15) jours d'un avis écrit de Redal et al, à cet effet, sans aucun autre délai, à moins que Redal et al n'y consente par écrit;

Advenant qu'Anticus n'ait pas rencontré la condition de performance du paragraphe 6.2b) et démontré qu'elle l'a effectivement rencontrée à l'échéance stipulée, le présent contrat sera résilié si Anticus n'a pas remédié à son défaut dans les quatre-vingt-dix (45) jours d'un avis écrit de Redal et al, à cet effet, sans aucun autre délai, à moins que Redal et al n'y consente par écrit;

Advenant qu'Anticus n'ait pas rencontré la condition de performance du paragraphe 6.2c) et démontré qu'elle l'a effectivement rencontrée à l'échéance stipulée, le présent contrat sera résilié si Anticus n'a pas remédié à son défaut dans les cent quatre-vingt (45) jours d'un avis écrit de Redal et al, à cet effet, sans aucun autre délai, à moins que Redal et al n'y consente par écrit;

Advenant qu'Anticus ne rencontre pas , la condition de performance annuelle du paragraphe 6.2d) et démontré qu'elle l'a effectivement rencontrée à l'échéance stipulée pour l'une ou l'autre des années, le présent contrat sera résilié si Anticus n'a pas remédié à son défaut dans les quatre-vingt-dix (90) jours d'un avis écrit de Redal et al à cet effet, sans autre délai, à moins que Redal et al n'y consente par écrit;

6.5   N/A

7.   **CONTREFAÇON**

7.1   Anticus s'engage à promptement aviser Redal et al de tout acte de contrefaçon ou violation des Brevets aussitôt qu'un tel acte sera porté à sa connaissance. Anticus s'engage à faire ses meilleurs efforts et prendre les mesures nécessaires en vue de faire cesser cet acte avec célérité.

7.2   Dans l'éventualité où Anticus faisait défaut de prendre, conformément au paragraphe 7.1, toute démarche ou d'intenter tout recours judiciaire visant à faire cesser tout acte de contrefaçon, Redal et al, agissant raisonablement, serait alors libre d'intenter ou non tous les recours qu'elle pourrait juger appropriés afin de faire cesser ces actes et récupérer les dommages afférents, le tout aux frais d'Anticus, et sans limiter ses autres droits en vertu de la présente licence. Le cas échéant, Redal et al aura droit de conserver toute somme qui pourrait être versée par le contrefacteur ou recouvrée dans le cadre du recours;

7.3   Dans l'éventualité où des procédures étaient intentées aux termes du paragraphe 7.1 ou du paragraphe 7.2 par l'une ou l'autre des parties, l'autre partie s'engage à fournir, toute l'aide raisonnable qui pourrait être requise et qui lui permettra d'utiliser son nom comme partie aux procédures, étant entendu que tous coûts ou honoraires ou autres dépenses raisonnables encourus qui pourraient en découler seront assumés par Anticus;

8 DURÉE

8.1 Le présent Contrat prendra effet que si Anticus émet dans les délais mentionnés à la section 3.1, les 1,500,000 actions des 15 millions d'actions à être émises La date d'émission des actions deviendra alors la « Date effective ». Le contrat demeurera en vigueur jusqu'à la plus tardive des dates suivantes :

   a)   le vingt-cinquième anniversaire de la signature du présent Contrat (Discussion) ou À enlever ou à compléter

   b)   l'expiration du dernier des Brevets, mais seulement dans les pays où sont émis les Brevets, à moins qu'il ne soit préalablement résilié conformément aux termes du présent Contrat

   c)   Les redevances et toutes les modalités s'y rapportant continueront de s'appliquer et ce à l'égard de toute entente alors en vigueur;

8.2 Il est spécifiquement convenu entre les parties que si Anticus n'émet pas, pour quelque motif que ce soit, les actions prévues à la section 3.1 et ce d'ici le 8 february 2005, la présente entente ne prendra pas effet et n'aura donc jamais existée

9.   RÉSILIATON

9.1   Anticus sera en défaut aux termes du Contrat, dans chacun des cas suivants :

   9.1.1   si des Redevances et autres sommes dues en vertu des présentes ne sont pas payées au moment où elles sont dues et qu'Anticus n'a pas remédié à ce défaut dans les trente (30) jours d'un avis à cet effet;

   9.1.2   si l'une ou l'autre des obligations ou engagements d'Anticus prévues à la présente licence n'est pas acquittée ou respectée au moment où son exécution est exigée en vertu des présentes et qu'Anticus n'a pas remédié à ce défaut dans les trente (30) jours d'un avis à cet effet, à moins qu'un délai spécifique ne soit prévu dans le présent Contrat;

   9.1.3   si l,une ou l'autre de ses représentations et garanties est fausse, inexacte ou trompeuse;

9.1.4 si quelque rapport devant être fourni à Redal et al conformément au présent Contrat est falsifié par Anticus ou tout agent ou mandataire d'Anticus; ou

9.1.5 si Anticus est insolvable ou fait une proposition ou une cession de ses biens au profit de ses créanciers en vertu de toute loi de tous les pays concernant la faillite ou de toute autre loi similaire ou si une ordonnance de séquestre est rendue à l'égard des biens de Anticus en raison de son insolvabilité ou si une ordonnance de consolidation ou toute autre ordonnance similaire est émise à l'égard de montants dus par Anticus, ou si une ordonnance est rendue ou une résolution effectivement adoptée pour la liquidation d'Anticus;

9.2 Advenant la survenance de l'un des cas de défaut énumérés au paragraphe 9.1, les parties reconnaissent que le présent Contrat pourra être résilié de plein droit par Redal et al et que les montants qui lui sont ou seraient dus aux termes du présent Contrat seront exigibles et payables immédiatement;

9.3 Advenant la résiliation de ce Contrat pour les motifs énumérés ci-dessus, Anticus devra immédiatement cesser d'utiliser les Brevets et cesser de distribuer, importer, vendre, louer ou autrement transférer ou exploiter commercialement les Produits et les Procédés et de rendre les services et devra remettre sans délai tous les documents confidentiels;

9.4 Nonobstant la résiliation du Contrat, pour quelque raison que ce soit, l'article 10 continuera de s'appliquer suivant les modalités qui y sont stipulées;

9.5 Toute résiliation du présent Contrat sera sans préjudice aux autres droits que l'une des parties pourra avoir à l'encontre de l'autre incluant, sans limiter la généralité de ce qui précède, le droit de réclamer les Redevances impayées ou des dommages ou les deux à la fois;

10. **CONFIDENTIALITÉ**

10.1 Anticus et Redal et al peuvent se communiquer mutuellement de l'information confidentielle relative aux Brevets et à l'invention qui y est décrite pour les fins de leur mise en application. Cette information doit être identifiée clairement comme étant confidentielle (l' « Information Confidentielle »). Lorsqu'une telle Information Confidentielle est communiquée verbalement, la partie qui l'émet doit confirmer à l'autre partie, par écrit, et dans des délais raisonnables, la confidentialité de cette information;

10.2 Chaque partie s'engage à prendre toutes les dispositions nécessaires pour protéger la confidentialité de l'Information Confidentielle de l'autre et pour empêcher toute divulgation d'information relative à l'Information Confidentielle autre que celle permise en vertu des présentes. Toute Personne appelée à avoir accès ou à détenir de l'Information Confidentielle devra au préalable signer un accord de confidentialité dont la teneur devra satisfaire le propriétaire de cette Information Confidentielle;

10.3 Cette obligation de confidentialité ne s'applique toutefois pas à l'information :

10.3.1 qui est déjà dans le domaine public ou connue du public sans qu'il n'y ait eu transgression aux dispositions du présent article;

10.3.2 qui est obtenue de tiers qui ne sont pas tenus d'assurer la confidentialité dans la mesure où l'information connue des tiers n'a pas été obtenue suite à une transgression des dispositions du présent article;

10.3.3 dont la divulgation est nécessaire en vertu de la loi; ou

10.3.4 qui doit être dévoilée par Anticus à toute autorité réglementant les valeurs mobilières ou à toute bourse, Anticus devant au préalable en démontrer l'obligation à Redal et al par écrit

11. BREVETS ET AMÉLIORATIONS

11.1 Les parties conviennent que Redal et al veillera au dépôt, à la poursuite et au maintien des Brevets, aux Etats-Unis seulement. Tout nouveau dépôt de Brevets sera fait par Redal et al à la demande et aux frais d'Anticus; Anticus devra avant d'effectuer des démarches dans un pays s'assurer que ledit pays fait l'objet d'une demande de brevet, ou alternativement obtenir l'approbation écrite de Redal et al;

11.2 Anticus s'engage à fournir toute aide raisonnablement nécessaire dans le cadre de procédures administratives ou judiciaires visant à s'opposer ou s'attaquer aux Brevets ou demandes de brevets de tiers relatifs à la Technologie et défendre les Brevets, lesdites démarches devant être effectuées aux frais d'Anticus;

11.3 N/A

11.4 Les parties conviennent qu'Anticus remboursera tous les frais encourus par Redal et al à compter de la Date effective et reliés au dépôt, à la poursuite, au maintien et à la défense des Brevets et ce, dans les trente (30) jours de la réception par Anticus de la facture de Redal et al;

11.5 Toutes les Améliorations aux Brevets apportées par Redal et al sont et demeurent la propriété de Redal et al. Toutes telles Améliorations réalisées pendant la Durée de la Licence qui si incorporées aux Produits ou aux Procédés violeraient les Brevets feront partie intégrante de la Licence, sans contrepartie additionnelle;

11.6 Anticus s'engage à aviser par écrit Redal et al de toute amélioration aux Brevets auxquelles elle désirerait procéder et de travailler conjointement avec Redal à leur réalisation si les parties jugent qu'il est dans leur intérêt d'y procéder. Toutes les Améliorations aux Brevets apportées conjointement par Redal et al sont et demeurent la propriété de Redal et al. Toutes telles Améliorations réalisées pendant la Durée de la Licence qui si incorporées aux Produits ou aux Procédés violeraient les Brevets feront partie intégrante de la Licence, sans contrepartie additionnelle;

12. **OPTION DE TRANSFERT**
N/A

13. **REPRÉSENTATIONS ET GARANTIES DE REDAL ET AL**

13.1 MD est une compagnie dûment constituée en vertu des lois du Canada. MD jouit de la capacité et du pouvoir de posséder ses biens et de s'acquitter de ses obligations qui peuvent résulter du présent Contrat, le cas échéant, et détient toutes les autorisations requises pour exercer ses activités. Michel Deblois en est le seul actionnaire et administrateur;

Costal est une compagnie dûment constituée en vertu des lois du Québec Costal jouit de la capacité et du pouvoir de posséder ses biens et de s'acquitter de ses obligations qui peuvent résulter du présent Contrat, le cas échéant, et détient toutes les autorisations requises pour exercer ses activités. Jacques Goulet en est le seul actionnaire et administrateur;

Redal est une compagnie dûment constituée en vertu des lois du Québec Redal jouit de la capacité et du pouvoir de posséder ses biens et de s'acquitter de ses obligations qui peuvent résulter du présent Contrat, le cas échéant, et détient toutes les autorisations requises pour exercer ses activités. Lucien Pomerleau , Jacques Goulet et Michel Deblois en sont les seuls actionnaires, alors que Pomerleau en est le directeur général;

13.2

13.3

13.4 Redal et al représente et garantit qu'elle se conforme, sous tous aspects importants, à l'ensemble des lois, règlements, directives, politiques, guides, ordonnances, jugements, décrets ou normes relativement à ses biens, activités et opérations;

13.5 Deblois et Goulet garantissent par les présentes être les Inventeurs de l'appareil faisant l'objet du Brevet

13.6 Deblois et Goulet ne font aucune représentation expresse ou relative à la brevetabilité de l'appareil utilisant le Procédé. Toutefois, Deblois et Goulet déclarent avoir confié le mandat de préparation, dépôt, et suivi des demandes de brevet à une firme d'avocats qualifiée en l'occurrence la firme Ogilvy Renault, à son bureau de Québec

13.7 En concédant les droits prévus à la Licence, Redal et al atteste qu'elle n'enfreint à sa connaissance aucune autre entente ou convention à laquelle elle est partie;

13.8 N/A

13.9 Redal déclare qu'à sa connaissance :

  i) l'utilisation ou l'exploitation du Procédé, des Brevets, des Produits ou des Services ne constitue pas une violation d'un droit d'un tiers et qu'il n'y a pas de tiers qui utilise le Procédé, les Brevets, les Produits ou Services dans le domaine d'application de la licence octroyée à Anticus, autre que ce qui est décrit à l'annexe B;

14. <u>INDEMNITÉ ET LIMITE DE RESPONSABILITÉ</u>

14.1 N/A

14.2 Anticus accepte par les présentes, et ce avant la mise en place d'une première usine, de souscrire et maintenir une assurance-responsabilité professionnelle et civile relative au Procédé, Produits et Services, laquelle devra couvrir aussi Redal et al;

15. <u>REPRÉSENTATIONS ET ENGAGEMENTS D'ANTICUS</u>

15.1 Anticus représente et garantit ce qui suit à Redal et al :

  15.1.1 qu'elle est, à la date de la signature des présentes, une compagnie dûment constituée et organisée en vertu de la Loi du Nevada;

  15.1.2 qu'elle détient tous les pouvoirs corporatifs et l'autorité nécessaires afin de conclure le présent Contrat;

15.1.3 qu'elle se conforme, sous tous aspects importants, à l'ensemble des lois, règlements, directives, politiques, guides, ordonnances, jugements, décrets ou normes relativement à ses biens, activités et opérations;

15.1.4 qu'elle n'est partie à aucune procédure civile, administrative ou pénale, elle n'a reçu aucune mise en demeure et n'a été menacée d'aucune poursuite. À sa connaissance et après avoir fait une vérification diligente, il n'existe aucune cause d'action pouvant l'impliquer et aucun jugement n'a été rendu contre elle;

15.1.5 qu'aucun événement connu d'elle en date des présentes ne peut affecter défavorablement les affaires d'Anticus;

15.1.6 N/A

15.1.7 N/A

15.2   Anticus prend envers Redal et al les engagements suivants et devra poser les actes ci-dessous décrits:

15.2.1 pendre tous actes et mesures requis pour assurer le développement optimal et l'exploitation commerciale des Produits, du Procédé et des Services;

16.   AVIS

16.1   Tout avis ou toute autre communication devant être donné en vertu du présent Contrat doit être donné par écrit et sera correctement donné si livré à son destinataire, soit par messager, par huissier ou par courrier ou si envoyé par télécopieur ou télégramme et immédiatement confirmé par lettre et si adressé de la façon suivante :

À Anticus :

2175, rue de la Montagne
3e étage
Montréal (Québec) H3G 1Z8

No de télécopieur : 514-875-5079

À l'attention de : Gilles Varin, Président

À Redal et al :

991, rue de l'Émeraude

St-Jean-Chrysostôme (Québec) G6Z 2W5

No de télécopieur : 418-0834-2667

À l'attention de : Lucien Pomerleau, Directeur Général

16.2   Tout avis qui aura été expédié conformément aux présentes sera réputé avoir été reçu par son destinataire au moment de sa livraison s'il est livré par messager ou par huissier, ou le cinquième (5e) jour ouvrable suivant sa mise à la poste s'il est posté ou, le jour ouvrable suivant le jour où il a été envoyé par télécopieur ou télégramme.   Toutefois si le service postal normal ou le service normal de télécopieur ou télégramme est interrompu par force majeure, la partie qui envoie l'avis doit utiliser le service qui n'aura pas été interrompu ou livrer tel avis par messager, de façon à ce que l'autre partie reçoive l'avis rapidement.   Chaque partie peut aviser l'autre partie de tout changement d'adresse aux fins des présentes de la manière indiquée ci-dessus;

17.   **LOIS APPLICABLES**

Les parties conviennent que seul les lois en vigueur dans la Province de Québec, s'appliquent à ce Contrat et en déterminent l'interprétation;

18.   **ARBITRAGE**

18.1   Advenant un désaccord ou une dispute entre les parties ou tout autre problème relativement à cette entente, que ce soit quant à son interprétation ou son fonctionnement, à sa prétendue nullité, totale ou partielle, ou quant aux droits et obligations respectifs des parties en vertu de cette entente, ce sujet doit, à l'exclusion de tout recours devant les tribunaux de droit commun, être soumis à l'arbitrage conformément aux dispositions du Code de procédure civile, sauf tel que modifié par les dispositions suivantes :

18.1.1   le sujet sera soumis à l'arbitrage de trois (3) arbitres, la partie désirant constituer un tribunal d'arbitrage choisissant un arbitre, les parties visées par l'arbitrage choisissant le second arbitre et le troisième arbitre étant choisi conjointement par les deux premiers arbitres ainsi choisi;

18.1.2   lorsqu'une partie désire qu'un tribunal d'arbitrage soit constitué, elle fera parvenir aux autres parties aux présentes un avis d'arbitrage auquel sera joint le nom de l'arbitre qu'elle désigne pour agir en vertu de la convention;

18.1.3   dans les dix (10) jours de la réception d'un avis d'arbitrage en vertu de 18.1.2, les parties visées par l'arbitrage devront ensemble désigner leur arbitre et le faire connaître à la partie ayant désigné le premier arbitre.   À défaut de se faire à l'intérieur du délai prescrit, les parties visées seront présumées avoir renoncé à leur droit de nommer un arbitre et le tribunal d'arbitrage ne sera alors constitué que d'un seul arbitre, soit celui désigné en vertu de 18.1.2;

18.1.4   sous réserve de 18.1.3, le troisième arbitre sera désigné par les deux arbitres ainsi choisis dans les cinq (5) jours de la désignation du deuxième arbitre. À défaut d'entente entre les deux arbitres à cet effet, un troisième arbitre sera désigné par un juge de la Cour supérieure du district de Montréal sur requête de l'une des parties;

18.1.5   les séances d'arbitrage se tiennent à Montréal, province de Québec;

18.1.6   le tribunal d'arbitrage a le pouvoir de déterminer sa propre procédure et peut rendre sa décision par écrit selon toute forme qu'il décide; l'allocation des frais d'arbitrage sera telle que déterminée dans la décision;

18.1.7   le tribunal d'arbitrage doit s'efforcer de rendre sa décision et en aviser les parties dans un délai de trente (30) jours ouvrables suivant la date de nomination du dernier arbitre;

18.1.8   la décision du tribunal d'arbitrage est finale et sans appel et lie les parties, et les dispositions de article 946 et 946.6 inclusivement du Code de procédure civile relatives à l'homologation des sentences arbitrales s'appliquent;

18.1.9   les arbitres trancheront le différend selon les règles de droit;

18.1.10 les arbitres pourront condamner la partie perdante à payer tous les frais raisonnables reliés à l'arbitrage, tels que déterminés par les arbitres;

18.1.11 il est convenu que les parties, aux fins de minimiser les frais afférents à l'arbitrage, peuvent, aux termes d'un écrit, choisir un seul arbitre ou de porter leur différend devant les tribunaux de droit commun;

19   **INTÉGRALITÉ DU CONTRAT**

Les parties conviennent que le présent Contrat contient l'énoncé intégral et unique de l'entente intervenue entre elles relativement à l'objet des présentes, Anticus reconnaissant qu'aucune convention verbale ou autre ne subsiste entre les parties relativement à l'objet spécifique des présentes, ce Contrat remplaçant et mettant fin à toute entente, représentation, promesse, négociation ou proposition antérieure relative à l'objet des présentes;

20 **DISPOSITONS DIVERSES**

20.1 Le préambule fait partie intégrante du présent Contrat;

20.2 Les parties s'engagent à poser tout acte et à signer tout document pour donner plein effet aux dispositions de ce contrat;

20.3 Ce Contrat ne doit pas être interprété comme constituant une société ou un mandat entre les parties;

20.4 La renonciation par une partie à toute violation par les autres parties de quelque disposition de ce Contrat ne constitue pas une renonciation à toute violation subséquente de celle-ci ou de toute autre disposition. Aucune disposition de ce Contrat n'est censée avoir fait l'objet d'une renonciation par une partie à moins que cette partie n'ait formulé cette renonciation par écrit;;

20.5 Les titres des articles de ce Contrat n'y sont insérés que pour faciliter la lecture et ne peuvent servir à l'interpréter;

20.6 Chaque disposition de ce Contrat doit être interprétée séparément et la nullité d'une disposition ne devra pas invalider les autres dispositions des présentes;

20.7 Ce Contrat ne peut être modifié que par un document écrit et signé par toues les parties aux présentes;

20.8 Pour les fins des présentes, les parties élisent domicile dans le district judiciaire de Montréal;

20.9 L e cas échéant, les droits et obligations d'une des parties en vertu des présentes lieront aussi leurs successeurs et ayants droit respectifs.

EN CONSIDÉRATION DE QUOI, les Parties ont signé le présent Contrat en triple exemplaires, à l'endroit et à la date indiqués ci-dessus.

MD TECHNOLOGIES INC.
Par :

/s/ Michel Deblois

Michel Deblois, Président

COSTAL INC.

Par :

/s/ Jacques Goulet
_____
Jacques Goulet, Président

REDAL INC.
Par :

/s/ Lucien Pomerleau
_____

Lucien Pomerleau, Directeur Général

/s/ Michel Deblois
_____
Michel Deblois

/s/ Jacques Goulet
_____
Jacques Goulet

/s/ Lucien Pomerleau
_____
Lucien Pomerleau

ANTICUS INTERNATIONAL INC.
Par :

/s/ Gilles Varin
_____
Gilles Varin, président

LICENSE AGREEMENT

INTERVENED IN MONTREAL ON JANUARY 25, 2006.

BETWEEN	**MICHEL DEBLOIS TECHNOLOGIES INC.,** a body duly constituted under the « Canadian Business Corporations Act » , having its principal place of business at 1547, Chemin Royal St-Laurent-de-l'île-d' Orleans QC, G0A 3Z0 Hereinacting, by Michel Deblois, its president, duly authorized as per a resolution dated <u>24 January 2006</u>, a copy of which is herewith attached. (Hereinafter « MD »)
AND:	**COSTAL INC.**, a body duly constituted under the «Loi sur les Companie du Québec » , having its principal place of business at 3667, Chemin Royal Ste-Famille I.O QC, G0A 3P0 Hereinacting by, Jacques Goulet, its president, duly authorized as per a resolution dated <u>24 January 2006</u>, a copy of which is herewith attached. (Hereinafter « Costal »)
AND:	**REDAL INC.,** a body duly incorporated under the «Loi sur les Companie du Québec » , having its principal place of business at 991, De l'Émeraude Saint-Jean-Chrysostome. QC, G6W 2Z5 Hereinacting by, Lucien Pomerleau, its general director, duly authorized as per a resolution dated <u>24 January 2006</u>, a copy of

	which is herewith attached.
	(Hereinafter « Redal »)

AND TO WHICH AGREEMENT HAVE INTERVENED:

	MICHEL DEBLOIS, engineer, residing and domiciled at 535, Chemin Royal Ste-Famille I.O Qc, G0A 3Z0 (Hereinafter « Deblois »)
AND:	**JACQUES GOULET**, Ph. D., microbiologist, residing and domiciled at 3667, Chemin Royal Ste-Famille I.O QC, G0A 3P0 (« Hereinafter Goulet »)
AND:	**LUCIEN POMERLEAU**, agronome, residing and domiciled at 991, De l'Émeraude Saint-Jean-Chrysostome. QC, G6W 2Z5 (Hereinafter « Pomerleau ») _____ (Hereinafter Collectively « Redal and al »)

AND	**ANTICUS INTERNATIONAL CORPORATION**, A body duly incorporated as per the laws of the state Nevada United States of America having an address at 2175 de la Montagne, in the city and district Montréal, province of Québec, H3G 1Z8, hereinacting by Gilles Varin , its president, duly authorized as per a resolution dated <u>24 January 2006</u> a copy of which is attached herewith;

(Hereinafter Anticus`)

WHEREAS Deblois and Goulet have developed a process for the bioconversion of lactose and other sugars via a process, allowing for the production of a biomass of yeast of type kluyveromyces marxianus (hereinafter "the process");

WHEREAS Deblois and Goulet have filed a patent under number 121735, 5 and entitled "Biofermentor for Treatment of Biologically Convertible Matter".

WHEREAS the commercialisation rights to the process have been transferred to MD and Costal.

WHEREAS Redal has acquired the exclusive commercialisation rights to the Process from MD and Costal;

WHEREAS Redal has concluded with third parties divulgated at closing non exclusive agreements regarding the commercialisation of the Process;

WHEREAS Anticus, a company duly inscribed on the OTCBB wishes to acquire the commercialisation rights to the Process, Deblois, Goulet and Pomerleau having agreed to this;

WHEREAS on or about December 13th 2005, the parties have signed a letter of intent describing the terms and conditions between the parties;

THE PARTIES AGREE AS FOLLOW : THE PREAMBLE BEING AN INTEGRAL PART OF THE PRESENT AGREEMENT :

1. **Definitions**

   In the present agreement, unless the context specifically provides otherwise, the words, terms and expressions are defined as follows:

1.1   **« Affiliate»** designates any enterprise controlled by another Person, or controlling another Person. For the application of the present agreement, a Person will be deemed to control another Person if it holds, directly or indirectly more than thirty percent (30%) of the share capital or share of the other Person. Is also considered an Affiliate, any person not dealing at arm's length as defined in subsection 251(2) of the Loi de L'Impôt sur la revenu (Canada);

1.2   **« Improvements »** designated any improvement addition or modification to the Patents, Products and Processes;

1.3   **« Fiscal year»** designated any financial year of Anticus ending on June 30th of each year

1.4 **« Patents »** designated the invention described in the Patent application files on or about September 10th 2002 under number US 1217355 entitled Biofermentor for treatment of biologically convertible matter" as well as any additional patent, continuation, division which could be derived from the said patent, which will then become part of the present agreement and updated when received the whole in according with section 11 of the present agreement;

1.5 **« Agreement »** designates the present license agreement as well as its schedule;

1.6 N/A

1.7 **« Control »** designates the control by a Person directly or indirectly of securities entitling the holder to more then fifty percent (50%) of the votes attached to the said securities or entitling the holder to elect a majority of directors of the legal entity concerned;

1.8 **« Effective Date »** has the meaning as defined in section 8.1;

1.9 **« Duration of License »** designates the period between the Effective Date and the end of the present agreement as defined in section 8.1;

1.10 **« Confidential Information»** has the meaning as defined in section 10;

1.11 **« Inventors »** designates Deblois and Goulet;

1.12 **« Fair Market Value »** designates the amount that a person which is under no pressure to buy would pay to a person under no obligation to sell when those two (2) persons are dealing at arm's length;

1.13 **« Person »** designates an individual, an enterprise, a company, a partnership, an association, a consortium, a trust, a municipality, a city, a joint venture, a government, an organism, association group or a government commission as well as any other entity;

1.14 **« Process»** designates the processes for the bioconversion of lactose and other fermentescibles sugars used uniquely for the production of a biomass of yeast of the type Kluyveromyces Maxiamus without the generality of the foregoing, the Process includes the use of a bioreactor using immortalized cells of Kluyveromyces Maxiamus, fuelled in continued Process with the appropriate by Products, thus producing a biomass of yeast of the Kluyveromyces Maxiamus types with a good nutritional value;

1.15 **« Products »** designates any plant, series of Processes or industrial mapplications using the Process with the Patents, totally or partially using the yeast or biomass produced;

1.16 **« Prototypes »** designates any prototype, model of the invention described in the Patents;

1.17 **« Royalties»** has the meaning as defined in section 3;

1.18 **« Services »** designates the services related to the Process or Products or rendered in relation to the Processes or Products;

1.19 **« Sub-Licensee»** designates any person to whom Anticus will have granted a right of sub-license on the Patents, Products or Processes, in whole or in part, but excluding a purchaser of Products or Services in the ordinary course of business;

1.20 **« Preferential Rate»** designates the base rate for business as published from time to time by the Bank of Canada;

1.21 **« Territory »** designates the entire world;

1.22 **« Quarter »** designates a period of three (3) months, the calculation starting as at January 1st 2006 without taking into account the Effective Date, and this in order to harmonize the present agreement with the financial Quarters of Anticus;

1.23 **« Gross Sale»** designates any and all revenues or consideration received by Anticus its sub-licensees or affiliates if applicable derived from the sale, rental, transfer or other form of commercial activity from the Products or Services or derived from Services rendered by Anticus, its Sub-Licensee and Affiliates, if applicable, less applicable sales taxes, whether paid in cash or in any other form. If the compensation is received, in any other form than cash, the Gross sales will be deemed to be the fair market value of the said benefit and/or advantage, in the event Anticus, its sub-licensee or affiliate does not deal at arm's length with a person, the Gross Sales related to the transaction will be deemed to be the fair market value of a similar transaction at arm's length . Any instalment sale shall be the object of a written agreement.

2. **License**

2.1 NA

2.2 By the present Redal hereby grants Anticus , to which Deblois, Goulet, Md Technology, Costal and Pomerleau agree, the following rights:

a)   The exclusive right to use, to distribute, import, sell, lease or otherwise transfer or commercially exploit the Process for the production of Kluyveromyces marxiamus and this for the entire territory for the duration of the License.

b)   It is understood that Anticus will respect the agreements concluded by Redal with third parties disclosed at closing; Anticus shall have a first refusal right on any commercial project regarding the production of Kluyveromyces marxiamus with the said third parties; Redal will be allowed to work on any project rejected by Anticus without compensation.

2.3   Anticus will not be allowed to transfer, mortgage, alienate or pledge its rights in any way without the written approval of Redal and Al which shall not be refused without a reasonable motive;

Without restricting the generality of the forgoing, Anticus shall be entitled to alienate, pledge or transfer its rights and obligations in the following agreement to an Affiliate or a Subsidiary controlled by Anticus, as defined in the agreement, without the written authorization of Redal and al simply by notifying Redal and al in writing.

2.4   Anticus will not be allowed to grant any sub license without the written authorization of Redal and al which shall not withhold its consent without reasonable cause;

Without limiting the generality of the foregoing, Anticus shall be entitled to grant a sub-license to an Affiliate or a Subsidiary as defined in the present agreement, without the written approval of Redal and al simply by advising Redal and al in writing of such a transaction.

2.5   In the event of a situation as described in subsections 2.3 and 2.4, Anticus hereby guarantees the respect by any third party involved of all the rights and obligations contained in the present agreement, and to obtain an intervention from said third parties and to get the said third parties to recognize the rights of Redal and al.

2.6   N/A

2.7   N/A

2.8   N/A

2.9   N/A

2.10   Anticus hereby recognizes the property and peaceful enjoyment rights held by Deblois, Goulet, Pomerleau, MD, Costal and Redal in the Patents and hereby waive all rights to contest said Patents and hereby undertakes not to do anything that would in any way compromise the rights of Deblois, Goulet, Pomerleau, MD, Costal and Redal in the said rights. It is hereby understood that Anticus shall not claim any property or rights in the Patents other than those provided for in the present agreement.

2.11   Nothing in the present agreement shall be interpreted as granting Anticus any rights whatsoever in the Patents other than those expressly provided for in subsection 2.2 of the present agreement and any use by Anticus of the Patents other than via subsection 2.2 of the present agreement will be deemed in violation of the rights of Redal and Al. Anticus hereby undertakes not to represent in any way, directly or indirectly that it is the owner of the Patents and that it holds any other rights to said Patents other than the license as provided for in subsection 2.2 and following of the agreement.

3.   **COMPENSATION,**

3.11   Anticus hereby undertakes to pay Deblois, Goulet and Pomerleau, in accordance with instructions to be provided two million one hundred thousand shares (2 100 000) representing no less than ten percent (10%) of the share capital of the company, said shares to be issued in accordance with SEC applicable laws and regulations;

3.2.1   Moreover, Anticus shall pay Redal and al a Royalty of four percent (4%) of any and all Gross Sales made by Anticus, its sub-licensees and affiliates, as well as any other third party to which Anticus has allocated rights in any form whatsoever (the « Royalties »)

3.3 It is expressly understood that Redal will have an exclusive right on the supply of goods and services from the sale or implementation of bioreactors in application of the present agreement. The supply of goods and services from the sale or implementation of bioreactors in accordance to the present agreement shall be at fair market value, said fair market value having been established in writing between the parties. The said fair market value will be readjusted in writing by the parties prior to the supply of any goods and services, in function of the variations of the price of labor and materials;

Regal and al will not be allowed to transfer, mortgage alienate or pledge its rights in any way without the written approval of Anticus which shall not be refused without a reasonable motive;

Without limiting the generality of the foregoing Redal shall be entitled to transfer its rights in the present agreement to an Affiliate or a Subsidiary controlled by Redal , as defined in this agreement, without the written approval of Anticus simply by advising Anticus in writing;

In the event of such a transfer, Redal and al hereby, undertakes to guarantee the respect by any third parties of all the obligations contained in the present agreement.

4. **PAYMENT, REPORTS AND REGISTERS**

4.1   On the fourthy fifth (45th) day following the end of each quarter Anticus will pay Redal and al the Royalties due on the Gross Sales for the preceeding quarter and will supply Redal and al a complete report indicating the detailed Gross Sales of products and services as well as the date, the price, the nature and the currency used for any and all sales effected during the said quarter. No later than ninety (90) days after the end of its financial year end, Anticus will provide a written report indicating the number of product sold, the details on the sites using the Process, the Services rendered as well as the Sub-Licenses granted if applicable, in each country of the territory for the preceding year as well as the corresponding Gross Sales. This report shall be certified by the auditors of Anticus;

4.2   In the event that Anticus is in default for any reason whatsoever, to pay any and all amount owed in virtue of the present agreement, interest will accrue at the preferential rate and become payable at the end of each month;

4.3   In order to facilitate the consultation of Royalties Anticus shall require from its Sub-Licensees, Affiliates or from third parties to which it has transferred rights to keep separate records indicating the informations deemed necessary by Redal and al for the respect of the present agreement. Said documents shall remain available for a period of three (3) years following the end of the present agreement. All said records, documents, books registers and data from Anticus and al shall be available for consultation and copy during business hours upon a two (2) days notice. Moreover, Redal and al shall be entitled to name a representative to examine and take copies of the said documents in order to verify the calculation of Royalties and other amounts due or payable by Anticus to Redal and al. The cost of this verification shall be at Redal and al expense unless it can justify errors of over five percent (5%). In the event of such discrepancy, Anticus will pay any and all reasonable expenses incurred by Redal and al to conduct such and audit as well as the interest provided in subsection 4.2, payable upon receipt of said report.

4.4   The acceptance by Redal and al of any such Reports or of any amount shall not prevent Redal and al from reviewing the information at all times. In the event of the discovery of any error pursuant to said audits, Anticus undertakes to take all necessary measures to correct the said errors and pay any and all amount due including interests as provided for in subsection 4.2;

4.5   The payment of Royalties and any other amount due in virtue of the present agreement shall be in Canadian currency. Any exchange Rate shall be computed on the payment date.

5.   N/A

6.   MARKETING, EXPLOITATION AND PERFORMANCE

6.1   Anticus hereby undertakes to deploy its best efforts to commercialize the Products, the Process and the Services in the territory and to structure a diligent Program of commercialisation, as well as well as to actively pursue the marketing of the Products, Process and Services for the entire duration of this agreement. Every semester Anticus shall provide Redal and al a detailed report of its efforts and activities. Said report is to be provided within every (90) days after the end of the semester.

6.2   Anticus.is. to meet the following performance/criteria and demonstrate Redal and al it has done so in accordance to the following time schedule :

a)   The conclusion of a long term supply agreement of lactose and/or fermentescibles sugar sufficient to feed twenty (20) 4 feet by 4 feet by 20 feet high the equivalent of six thousand (6000) litters per hour of a product containing no less than four percent of fermentescibles sugars and this no later than June 15th 2006;

b)   The conclusion of a sale, including a minimum of thirty percent (30%) at the signature of the agreement of twenty (20) bioreactors of 4 feet by 4 feet by 20 feet high, the equivalent of six thousand (6000) litters per hour of a product containing no less than four percent (4%) of fermentescibles sugars and this before September 15th 2006;

c)   The conclusion of a sale including a minimum of thirty percent (30%) cash down at the signature of the sales agreement of eighty (80) bioreactors of 4 feet by 4 feet by 20 feet high, the equivalent of six thousand (6000) liters per hour of a product containing no less than four percent (4%) of fermentescibles sugars and this before September 15th 2007

d)   The annual conclusion of a sale, including a deposit of thirty percent (30%) cash down upon signature of the sales agreement and this for the period from September 16th 2007 and ending on September 15th 2017 of an annual minimum of eighty (80) bioreactors of 4 feet by 4 feet by 20 feet high, the equivalent of six thousand (6000) liters per hour of a product containing no less than four percent (4%) of fermentescibles sugars.

6.3   N/A

6.4   In the event Anticus fails to meet the conditions described in 6.2 a). as well as to demonstrate that it has met the said conditions within the prescribed time, the present agreement shall become null and void if Anticus fails to remedy the situation within fifteen (15) days from the reception of a written notice without further notice or delay unless, Redal and al agrees to it in writing.

In the event Anticus fails to meet the conditions described in sub paragraph 6.2 c). as well as to demonstrate that it has meet the said conditions within the prescribed time, the present agreement shall become null and void if Anticus fails to remedy the situation within forty five (45) days from the reception of a written notice without further delay unless Redal and al agrees to it in writing.

In the event Anticus fails to meet the conditions described in sub paragraph 6.2 d). as well as to demonstrate that it has meet the said conditions within the prescribed time, the present agreement shall become null and void if Anticus fails to remedy the situation within ninety (90) days from the reception of a written notice, without further delay, unless Redal and al agrees to it in writing.

6.5   N/A

7.   <u>VIOLATION OF RIGHTS</u>

7.1   Anticus undertakes to promptly advise Redal an al of any violation whatsoever of the Patents as soon as possible from knowledge of such a violation. Moreover Anticus undertakes to deploy its best effort for the said violation to cease.

7.2   In the event that Anticus fails to take the appropriate measures including lawsuits, to stop the said violation, Redal and al, acting reasonably, will have the right to take the recourses deemed appropriate in order to stop the violation as well as claim damages and this at the expense of Anticus without in any ways limiting its rights in the present license. Redal and al will have the right to keep any damage awarded or any amount recuperated if applicable.

7.3   In the event procedures are undertaken in accordance with the terms of sub-paragraph 7.1 or 7.2 by one party or the other, the other party shall cooperate fully, including allowing the use of its name in the proceedings, being understood that costs and expenses related to the procedures will be supported by Anticus.

8   TERM

8.1   The present agreement shall come into force if and only if Anticus issues, in the delay provided for in section 3.1 the said 2 100 000 shares. The date of issuance of the said shares shall become the 'EFFECTIVE DATE'. The agreement shall remain in force up until the latest of the following:

    a)   The twenty fifth (25th) year following the 'Effective Date';

    b)   The expiration of the Last Patent, but only in those countries where the Patents have been deposited and or registered, unless the said contract has been terminated earlier in accordance with the terms of the present agreement;

    c)   Any and all Royalties will continue to apply to any agreement still in force;

    8.2.1   It is specifically agreed between the parties that if Anticus does not for any reason whatsoever, issue the shares provided for in subsection 3.1 and this before February 8th 2005, the present agreement will not come into force and will be deemed never to have existed.

9.   TERMINATION

9.1   Anticus will be deemed in default in each of the following cases :

    9.1.1   If any Royalties or any amount due in virtue of the present agreement is not paid when payable and Anticus has not remedied to the situation within a delay of thirty (30) days from a written notice to that effect;

    9.1.2   If any obligation of Anticus provided for in the present license agreement is not respected or not accomplished in due time and Anticus has not remedied the situation within thirty (30 days from a written notice to that effect unless there is another specific delay provided for in the contract;

9.1.3　If one or any of the representations contained in this agreement is either false or misleading;

9.1.4　If any report to be provided to Redal and al in virtue of the present agreement is false;

9.1.5　If Anticus becomes insolvent or files a proposal or arrangement with its creditors in virtue of any bankruptcy or similar law from any country or if a bankruptcy order is rendered against the assets of Anticus because of its insolvency or if any similar order is rendered as well as if any order is rendered for the liquidation of Anticus;

9.2　In the event of a default as described in sub-section 9.1, the parties hereby recognize that the present agreement could be terminated at the discretion of Redal and al and that any and all amounts owed in virtue of the agreement will become payable immediately;

9.3　In the event of termination of this agreement for any of the events described herein and above, Anticus shall immediately cease to use the Patents and to distribute, import, sell, lease or commercially use the products and to render any and all services. Moreover, Anticus shall return without further delay any and all confidential documents;

9.4　Section 10 of the present agreement shall continue to apply even in the event of termination of the present agreement;

9.5　The termination of the present agreement shall not in any way impede the right of Redal and al to claim any and all Royalties owed in virtue of the present agreement as well as damages or all of the above;

10.　CONFIDENTIALITY

10.1　Anticus and Redal and al can communicate to each other Confidential Information regarding the Patents and their application. This Confidential Information shall clearly be identified as confidential information. When such a confidential information is transmitted verbally, the party transmitting it shall confirm to the other party in writing and within a reasonable delay the confidentiality of the said information;

10.2　Each party undertakes to take any and all necessary measures to protect the confidential information and to prevent said information from being transmitted to an authorized parties. Any third party required to have access to confidential information will need to sign a confidentiality agreement;

10.3 This obligation regarding confidential information shall not apply to :

    10.3.1 Any information that is part of the public domain;

    10.3.2 Any information obtained from third parties who did not obtain said information in violation of the present section;

    10.3.3 Any information that has to be made public by law;

    10.3.4 Any information that Anticus is required to communicate to the authorities provided that Anticus has demonstrated in writing to Redal and al the obligation to do so;

11. PATENTS AND IMPROVMENTS

11.1   The parties agree that Redal and all shall be responsible for the filing and follow ups on the Patents deposited in the United States. Any new filling of Patents shall be effected by Redal and al at the request and at the expense of Anticus. Anticus shall in any event verify if any such application has been filed previously or obtain the written approval of Redal and al;

11.2   Anticus undertakes to supply any and all help necessary; whether administratively or judicial to defend the Patents, the opposition by third parties or to supporte the applications. All the cost of the necessary steps, are to be supported by Anticus.

11.3   N/A

11.4   The parties agree that Anticus shall reimburse as of the Effective Date all costs incurred by Redal and al relative to the filling and defence of the Patents, and all such expenses within thirty (30) days of the presentation of an invoice to that effect;

11.5   Any and all improvements to the Patents by Redal and al will remain the property of Redal and al. Any improvement affected during the application of the license which if applied to the product and processes would violate the Patents will become an integral part of the license, without any additional compensation;

11.6   Anticus undertakes to notify Redal and al in writing of any and all improvements to the Patents to which it would like to proceed and to work jointly with Redal and al to their accomplishment if the parties deem in their interests to proceed. Any improvements to the Patents effected jointly by Anticus and Redal and all will remain the property of Redal and al. Any such improvement will become part of the license without any additional compensation;

12. **TRANSFER OPTION**

N/A

13. **REPRESENTATIONS AND WARRANTIES**

13.1 MD is a company duly constituted as per the laws of Canada MD has the capacity and the ability to respect its obligations from the said agreement, if applicable and has all the necessary authorizations to conduct its activities Michel Deblois is the sole shareholder and Director.

Costal is a company duly constituted as per laws of Quebec. Costal has the capacity and the ability to respect its obligations from the said agreement, when applicable, and has all the necessary authorizations to conduct its activities. Jacques Goulet is the sole shareholder and director

Redal is a company duly incorporated as per the laws of the province of quebec, Canada. Redal has the capacity and the ability to respects is obligations from the said agreement, when applicable, and has all the necessary authorizations to conduct its activities. Lucien Pomerleau, Jacques Goulet and Michel Deblois are the sole shareholders. Lucien Pomerleau is the director general.

13.2 N/A

13.3 N/A

13.4 Redal and al hereby represents and guarantees that it is in conformity, under all important aspects, with all applicable laws, regulations, rules directives, politics orders or norms regarding its assets activities and operations;

13.5 Deblois and Goulet hereby represent being the inventors of the device being the object of the Patents;

13.6 Deblois and Goulet do not make any express representation regarding the possibility of obtaining a Patent for the device using the Process. Nevertheless, Goulet and Deblois represent having given the mandate to prepare, file and follow up on the Patents to a legal firm qualified in such matters namely, Ogilvy Renault in Quebec city;

13.7 By granting the rights provided for in the present license, Redal and al hereby certifies that to its knowledge, it does not contravene to any agreement to which it is a party;

13.8 N/A

13.9 Redal hereby, declares that to its knowledge;

ii)   The use of commercial exploitation of the Process, the Patents, the Products or Services does not constitute a violation of the rights of a third party or that there is no third party using the Process, the Patents, the Products or Services in the area of application of the license granted to Anticus, other than those described in schedule B;

14.   INDEMNITY AND LIABILITY COVERAGE

14.1   N/A

14.2   Anticus, hereby accepts, prior to the construction of a first plant, to subscribe and maintain a liability insurance covering the Process, Products and services, said policy to also cover Redal and al

15.   REPREPRESENTATIONS AND GUARANTEES TO REDAL AND AL

15.1   Anticus hereby represents and guarantees Redal and al;

15.1.1 That as at the date of signature of the present agreement, it is a company duly incorporated as per the laws of the State of Nevada, United States of America;

15.1.2 That it holds all corporate authority necessary to conclude the present agreement;

15.1.3 That it does respect, in all important aspects, the laws, regulations, directives, politics, orders, judgements, or norms relating to its assets, activities and operations;

15.1.4 That it is not party to any civil administrative or penal proceedings, that it as received no demand letter and that it has not been threatened of any lawsuit. To its knowledge, and after having verified diligently, there is no cause of action which could involve the company and no judgment has been rendered against it;

15.1.5 That there is no specific event that could unfavourably affect the activities of the company;

15.1.6 N/A

15.1.7 N/A

15.2   Anticus hereby undertakes to :

15.2.1 Take all necessary measures and steps to insure the optimum development and commercial exploitation of the Product, Process and Services;

16.   NOTICES

16.1   Any notice or communication to be given in virtue of the present agreement shall be given in writting and shall be considered correctly delivered if it is sent by messenger, baillif or courier, or if sent by fax with a follow up letter to:

Anticus :

2175, rue de la Montagne
3e étage
Montréal (Québec) H3G 1Z8

Fax : 514-875-5079

To the attention : Gilles Varin, Président

To Redal and al :

991, rue de l'Émeraude
St-Jean-Chrysostôme (Québec) G6Z 2W5

Fax : 418-0834-2667

To the attention of : Lucien Pomerleau, Directeur Général

16.2   Any notice sent in virtue of the present agreement will be deemed to have been received by its recipients at the moment of its delivery if sent by messenger bailiff or courier or the fifth (5th) day following its mailing date or the date by which it has been sent by fax. If for any reason postal or fax service shall be interrupted, the party using the service shall use a messenger or a service that has not been interrupted to insure that the other party receives said communication promptly; any party can notify the other party of a change of address through the same methods as provided hereinabove;

17.   APPLICABLE LAWS

This agreement shall be interpreted in virtue of the laws applicable in the province of Quebec Canada;

18. **ARBITRATION**

18.1 In the event of a different or a dispute or any other problem regarding this agreement wheter towards its application, interpretation, nullity, total or partial or regarding the respective rights and obligations of the parties in virtue of the present agreement this topic shall, be submitted to arbitration in accordance with the disposition of the code of civil procedure, thus excluding any recourse in front of civil tribunals, as modified hereinafter;

18.1.1 The topic shall be submitted to arbitration in front of three parties, the first one to be designated by the party requesting arbitration, the second are being chosen by the second party and the third are being chosen by the first two nominees.

18.1.2 When a party wishes for an arbitration board to be constituted, it shall give the other party (ies) a notice of arbitration including the name of its nominee in virtue of the present agreement;

18.1.3 Within ten (10) days from the reception of an arbitration notice in virtue of subsection 18.1.2, the parties being the object of arbitration shall designate their nominee and advise the first party accordingly. Failure to do so within the appropriate delay, the parties will be deemed to have foregone their rights and the board will constituted of only the nominee designated by the first party in accordance with 18.1.2

18.1.4 In those cases not covered by subsection 18.1.3, the third nominee to complete the board shall be designated by the first two (2) nominees within the five (5) days from the nomination of the second nominee. Failure for the two (2) first nominee to agree on a third party the third shall be designated by a superior court judge from the district of Montreal at the request of one of the parties.

18.1.5 Arbitration shall be held in Montreal province of Quebec;

18.1.6 The arbitration board shall be able to determine its own procedure and to render judgement in writing in the format it deems appropriate; the costs of arbitration shall be allocated in the decision;

18.1.7 The arbitration board shall render its decision within thirty (30) days of the completion of the board of arbitration

18.1.8   The decision of the board of arbitration shall be final, binding and without appeal, and subsections 946 and 946.6 and following of the code of civil procedure regarding the exemplification of an arbitration decision shall receive application;

18.1.9   The board will have the discretion to allocate costs and expenses related to the arbitration process;

18.1.10 It is specifically understood between the parties that in order to minimize the costs, the parties can agree in writing to a one member board or to take the matter in front of ordinary tribunals;

19   __ENTIRE AGREEMENT__

The parties recognize that this agreement represents the entire agreement between the parties regarding its object, this agreement suppressing and replacing any verbal agreement or any previous written agreement.

20   __VARIA__

20.1   The preamble is an integral of the contract

20.2   The parties undertake to sign any and all documents necessary to give effect to the present agreement.

20.3   This agreement shall not be interpreted as creating a partnership or a situation of mandate between the parties;

20.4   The renunciation by one party of its rights pursuant to the violation of one of its provisions by the other party does not represent a renunciation for any further violation. None of the provision of this agreement shall be deemed to have been the object of a renunciation by one of the parties unless recognized in writing;

20.5   The title of the sections of this agreement have only been put to facilitate its understanding.

20.6   Every disposition of this contract shall be interpreted separately and the nullity of one or the other shall not invalidate the other dispositions which shall remain valid;

20.7   This agreement can only be modified through an amendment in writing duly signed by all the parties;

20.8   The parties elect domicile in the judicial district of Montreal for the application of the present agreement;

20.9   If applicable the provisions of this agreement will be binding on the successors and assigns of the parties

IN VIRTUE OF WHICH,   the parties have signed this agreement in three (3) copies.

MD TECHNOLOGIES INC.
By:

/s/ Michel Deblois
Michel Deblois, President

COSTAL INC.
By :

/s/ Jacques Goulet
Jacques Goulet, President

REDAL INC.
By:

/s/ Lucien Pemerleau

Lucien Pomerleau, General Director

/s/ Michel Deblois
Michel Deblois

/s/ Jacques Goulet
Jacques Goulet

/s/ Lucien Pomerleau
_____
Lucien Pomerleau

ANTICUS INTERNATIONAL INC.
By :

/s/ Gilles Varin
_____
Gilles Varin, president